As filed with the Securities and Exchange Commission on March 8,
2001.

Registration No.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

General Form for  Registrants  of  Securities  of Small  Business  Issuers Under
Section 12 (b) or (g) of the Securities Exchange Act of 1934

                              LANCE SYSTEMS, INC.
                              -------------------
                 (Name of Small business Issuer in its charter)

UTAH
----
State or other jurisdiction of Incorporation or organization.

87-0386790
----------
I.R.S. Employer Identification No.

                          350 South 400 East, No. 105
                           Salt Lake City, Utah 84111
                           --------------------------
               (Address of principal executive offices)(Zip code)

                    Issuer's telephone number: (801)532-6202

Securities to be registered under Section 12 (b) of the Act:

     Title of each security            Name of each exchange on which
       to be registered:               Each class is to be registered:
       -----------------               -------------------------------
            N/A                                      N/A

Securities to be registered  under Section 12 (g) of the Act:

Common Stock,  par value of $.001 per share.
--------------------------------------------
Title of class)

                               LANCE SYSTEMS, INC.

                                   FORM 10-SB
                                TABLE OF CONTENTS
                                                            PAGE
                                                            ----
                                     PART I

ITEM 1. Description of the Business .......................   3

ITEM 2. Management's Discussion and Analysis of Plan of
          Operation .......................................   7

ITEM 3. Description of Property ...........................   9

ITEM 4. Security Ownership of Certain Beneficial
          Owners and Managers .............................  10

ITEM 5. Directors, Executive Officers, Promoters,
          And Control Persons .............................  10

ITEM 6. Executive Compensation ............................  12

ITEM 7. Certain Relationships and Related Transactions ....  12

ITEM 8. Description of Securities .........................  12

                                     PART II

ITEM 1. Market Price of and Dividends on Registrant's
          Common Equity and Other Shareholder Matters .....  13

ITEM 2. Legal Proceedings .................................  15

ITEM 3. Changes in and Disagreements with Accountants .....  15

ITEM 4. Recent sales of unregistered securities ...........  15

ITEM 5. Indemnification of Directors and Officers .........  15

                                    PART F/S

Financial statements ......................................  15

                                    PART III

ITEM 1. Index to Exhibits .................................  16

ITEM 2. Description of exhibits ...........................  16

Signatures ................................................  16

                                     PART I

Item 1.

Business Development

  Lance  Systems,  Inc. (the  "Company")  formerly  known as Strategic  Recovery
Corporation, was organized on July 29, 1982, under the laws of the State of Utah, having the purpose of investing in real and personal property and to buy and sell strategic metals. In approximately February 1983 the Company sold 9,000,000 shares of its common stock per share in a public offering $.02 per share. The Company realized net proceeds of approximately $153,000. The Company investigated the precious metals market and determined the market prices were declining and the market was becoming competitive with low profit margins. The Company participated in different projects including an Olympic Commemorative Book and a gold project in Columbia, South America. In 1987 purchased Lance, Inc., which had a software program to assist managers of HUD qualified projects to complete the proper forms and reports to maintain the HUD qualification for rental payments. This project eventually failed and corporate operations became inactive.

  The Company intends to pursue other opportunities. Once the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, it intends to seek potential business opportunities with the intent to acquire or merge with such business. The Company is considered a development stage company and is a "shell" corporation. As of June 30, 2000, and December 31, 2000, the Company had no assets and current liabilities of $4,172 and $4,854 respectively.

  If the Company acquires or merges with an operating business, it is likely that the Company's current shareholders will experience substantial dilution and there will be a change in control of the Company.

  The Company is voluntarily filing this registration statement on Form 10-SB to make information concerning itself more readily available to the public and to become eligible for listing on the OTC-EBB sponsored by the National Association of Securities Dealers, Inc. Management further believes that being a reporting company under the Exchange Act will enhance the Company's efforts to acquire or merge with an operating business.

  In filing this registration statement the Company will be obligated to file certain interim and periodic reports including an annual report with audited financial statements.

  Any company that is merged into or acquired by the Company will become subject to the same reporting requirements as the Company. Thus, if the Company successfully completes an acquisition or merger, that company must have audited financial statements for at least the two most recent fiscal years, or if the company has been in business for less than two years, audited financial statements must be available from inception. This requirement limits the Company's possible acquisitions or merger because private companies either do not have audited financial statements or are unable to produce audited statement without delay and expense.

  The Company's principal offices are located at the office of its president at 350 South 400 East, Suite 105, Salt Lake City, Utah 84111 and its telephone number is (801)532-6200.

Company's Business

  The Company has no recent operating history. No representation is made, and none is intended, that the Company has the ability to carry on future business activities successfully. Further, there is no assurance that the Company will have the opportunity to merge with or acquire an operating business, a business opportunity or assets that will be of material value to the Company.

  Management intends to investigate, research and, if it is deemed to be advisable, acquire or merge with one or more businesses or business opportunities. Presently the Company has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature or type of any possible future acquisition or merger. Management has broad discretion in its search for and negotiation with any potential business or business opportunity.

Sources

  Management intends to use various sources and resources in the search for potential business opportunities including, but not limited to the Company's officers and directors members of the financial community, and consultants. The Company presently has no intention of hiring a consultant or consultants but reserves the right to do so if deemed advisable. Because of the Company's lack of resources the Company will be unable to retain for a fee any professional firms specializing in business acquisitions and reorganizations. Most likely the Company will have to rely on outside sources, not otherwise associated with the Company, that will accept compensation only upon a successful acquisition or merger.

  The Company will not limit its search to any specific industry or type of business. The Company may investigate and acquire a venture that is in its preliminary or development stage, is already in operation, or in various stage of its corporate existence or development. Management is unable to determine the status or nature of any venture in which the Company may participate. A potential venture may need additional capital or equity or may merely desire to have its shares publicly traded. Mostly likely the acquisition or merger would involve an operating business desiring to have a public trading market for its shares. Management believes that the Company could provide such an opportunity for a private operating business to become a publicly held corporation without the time and expense typically associated with an initial public offering.

Process of Evaluation

  Once a possible merger or acquisition has been identified, management will seek to determine if a merger or acquisition should be made or if additional investigation is needed. This determination will be based on management's knowledge and experience, in evaluating the preliminary information available to them. Management may also engage other to assist in the analysis of the business opportunities. Because of the Company's lack of resources it is unlikely it will have funds for a complete and exhaustive investigation and evaluation. It is unlikely that the Company will receive a fairness opinion regarding any business opportunities.

  In the evaluation consideration will be given to several factors including but not limited to potential benefits to the Company, working capital requirements, operating history, competition present and anticipated, future growth prospects, stage of development or exploration, future funding requirements, management, profit potential and other factors deemed relevant to the specific circumstances.

  All potential risks cannot be identified because the Company has not yet identified any specific business opportunity. No assurance can be given that following an acquisition or merger that the venture will be successful or even develop into a going concern or if the business is already operating, that it will continue operating successfully or at a profit. Many potential business opportunities involve new and untested products, processes or market strategies which may fail.

Potential Acquisition or Merger Structure

  The Company is unable to determine the manner in which it may participate or be a part of a business opportunity. Each opportunity will be reviewed, and based upon that review, a suitable legal structure or method of acquisition or merger will be determined. The manner in which the Company participates will depend upon the nature of that opportunity, the respective needs, objectives, and goals of each party and the relative negotiating strength. Participation in a business opportunity may take the form of an asset purchase, stock purchase, reorganization, merger or consolidation, joint venture, license agreement, or partnership. The Company does not intend to participate in business opportunities through the purchase of minority stock positions. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of business organization.

  With limited assets and no recent operating history it is anticipated that if the Company successfully enters into a transaction with an operating business opportunity existing shareholders will experience substantial dilution and a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company in the transaction. Management has not set any guideline as to the amount of control it would offer to prospective business opportunities. Management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Government Regulation

  The  Company's  business  activities  are  subject  to  general   governmental
regulations.

Competition

  The Company faces competition from numerous other companies that are seeking an acquisition and business opportunity. Some of these companies have significant liquid assets which may provide a competitive advantage to those companies. No assurance can be given that the Company will successfully find a suitable acquisition.

Facilities, Equipment and Employees

  The Company's offices are located at the office of its president in Salt Lake City, Utah. The Company has no employees.

  The Company believes that inflation has little impact on its business affairs.

Item 2. Management's Discussion and Analysis of Plan of Operation

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

  The Company is a development stage company as it has limited assets, operations and income. The costs and expenses of filing this registration statement will be paid by a Company officer. It is believed that only limited capital will be required to maintain the Company's operations and any funds needed in the immediate future will be advanced by officers and directors of the Company. Nevertheless, unless the Company is able to accomplish an acquisition or merger with an operating business or is able to obtain significant financing there is substantial doubt and concern about the Company's ability to continue as a going concern.

  Management believes that inflation has not and will not have a material effect on the Company's operations. When the Company accomplishes a merger or acquisition management will evaluate the possible effects of inflation on operations and its business.

Plan of Operation

  During  the  next  year  the  Company  will  investigate   possible   business
opportunities with the intent to acquire or merge with one or more business ventures. Generally management will follow the procedures discussed in Item 1 above. Because the Company has no funds, it may be necessary for the officers and directors to advance funds or accrue expenses until a future time. For the next twelve months a Company's officer will provide the funds needed for an audit and to pay any necessary fees or taxes. Management intends to operate on limited funds. If the Company determines to employ outside advisers or consultants in its search for business opportunities, the Company may have to attempt to raise additional funds. As of this date the Company has no plans to engage outside advisers or consultants or to attempt to raise additional capital. If the Company seeks to raise capital, most likely it would attempt a private placement of its securities. Because of the Company's current status, a public sale of securities or borrowing from conventional sources are unlikely. No assurance can be given that the Company will be able to obtain any funding if it determines funding is need or that such funding could be obtained on terms acceptable to the Company. As of December 31, 2000, the Company had no current assets and current liabilities of $4,854.

  For the six month period ended  December 31, 2000, and for the year ended June
30,  2000,   there  were  no  revenues  and  expenses   were  $682  and  $1,369,
respectively, resulting in losses of $(682) and $(1,369) respectively.

Recent Accounting Pronouncements

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15 "Earnings Per Share." SFAS no. 128 provides for the calculation of "Basic" and Dilutive" earnings per share. Basic earnings per share includes no dilution is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and No. 129 are effective for financial statements issued for periods ending after December 15, 1997.

  The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

  SFAS Nos. 130 and 131 are effective for financial statements for period beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

  In the opinion of management, inflation has not had a material effect on the operations of the Company.

Year 2000 Issues

  Because of the limited nature of the Company's operations, it is believed that the Year 2000 issues will not affect the Company. The Company has not incurred any expenses nor does it need to incur any expense to make its operational capability in compliance with any Year 2000 issues.

Risk Factors and Cautionary Statements

  The Company makes certain forward-looking statements. The Company advises actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: to make an acquisition that will benefit the Company and its shareholders, have sufficient funds to maintain itself.

Item 3. Description of Property

  This information required by this Item is set forth in Item 1 - Description of Business.

Item 4. Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth information, to the best of the Company's knowledge, as of December 31, 2000, with respect to each person known by the Company to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.

Name and Address                   Amount and Nature of           Percent
of Beneficial Owner                Beneficial Ownership          Of Class(1)
-------------------                --------------------          -----------
Wallace Boyack                         21,893,360                    59
350 So. 400 East No.105
Salt Lake City, Utah 84111


All Executive Officers &               21,893,360                    59
Directors as a Group

  (1) Based on 36,898,333 shares of common stock outstanding as of December 31, 2000.

Item 5. Directors, Executive Officers, Promoters, and Control Persons

  The executive officers and directors of the Company are as follows:

        Name, Age and Office
        --------------------
        Wallace Boyack, 59, Director, President, and Chief Financial
        Officer.
        350 South 400 East, No. 105
        Salt Lake City, Utah 84111

        Thomas Harkness, 56, Director and Secretary.
        40 South 600 East
        Salt Lake City, Utah 84102

        Jacki Bartholomew, 39, Director
        350 South 400 East, No. 105
        Salt Lake City, Utah 84111

  The following are biographical summaries of the experience of the officers and directors of the Company and control persons.

  Wallace T. Boyack, age 59, graduated from the University of Utah College of Business receiving in 1966, a Bachelor's Degree in Accounting and a Master of Business Administration, and was graduated from Georgetown University Law Center in 1971, holding a Juris Doctorate. Since 1981, Mr. Boyack has been an attorney in private practice as a lawyer. Mr. Boyack is an officer and a director of Tillman International, Inc., and own more than 10 per cent of the issued and outstanding shares of common equity of Global Web, Inc. Both companies file periodic reports with the Securities and Exchange Commission.

  Thomas L. Harkness, age 56, was graduated from the University of Utah receiving a bachelor's degree in accounting in 1968. Mr Harkness is licensed as a certified public accountant. Since 1981 Mr. Harkness has been engaged in private practice as an accountant. Mr. Harkness is an officer and a director of Tillman International, Inc., a company that files periodic reports with the Securities and Exchange Commission.

  Jacki Bartholomew, age 39, graduated from the University of Phoenix in 1998 receiving a bachelor's degree in business management. For the past five years, Ms. Bartholomew has been employed as a product specialist and an account executive with companies providing software to the health care industry. Ms. Bartholomew also provides training and assistance to data processing personnel. Ms. Bartholomew is a director of Tillman International, Inc., a company that files periodic reports with the Securities and Exchange Commission.

  The Company's President may be deemed a "promoter" of the Company as that term is defined in the Securities Act of 1933, as amended.

  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company does not have any standing committees.

  None of the  officers  or  directors  of the  Company has during the past five
years,   been  involved  in  any  events  (such  as  petitions  in   bankruptcy,
receivership or insolvency, criminal proceedings or proceedings relating to securities violations).

Officer Remuneration

  As of December 31, 2000, the Company had no employment contracts with any officers or directors. No received compensation of $60,000 or more for the six period ended December 31, 2000, or the fiscal year ended June 30, 2000.

Officer and Director Compensation

  The Company's directors are not compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services. No decision has been made as to the manner or type of future compensation.

Item 6. Executive Compensation

  The Company has not paid any compensation either as salary or benefits to any officer or director.

Item 7. Certain Relationships and Related Transactions.

  During six month period ended December 31, 2000, and the year ended June 30, 2000, there were no related transactions. The Company's president has provided the funds for the audit and other corporate requirements.

Item 8. Description of Securities

  The following table sets forth the capitalization of the Company as of December 31, 2000.

                                                               PRESENT AMOUNT
TITLE OF CLASS                AMOUNT AUTHORIZED                  OUTSTANDING
--------------                -----------------                  -----------
Common Stock, Class A           100,000,000                      36,898,333

Common Stock, Class B            40,000,000                          -0-

(par value of $.001 per share for Class A and Class B)
--------------------------------------------------------------------------------


                           DESCRIPTION OF COMMON STOCK

  The Company is presently authorized to issue up to 100,000,000 shares of stock, par value of $.001 per share. As of December 31, 2000, the Company had 36,898,333 shares of common stock issued and outstanding.

  All shares of stock, when issued, will be fully-paid and nonassessable. All shares of common stock are equal to each other with respect to voting, liquidation and dividend rights. Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and Amendments to the Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Utah for a more complete description of the rights and liabilities of holders of common stock. The common stock of the Company has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of the directors of the Company to be elected at a shareholders meeting if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors.

Part II

Item 1. Market Price of Dividends on the Registrant's Common Equity and Other Shareholder Matters

  No shares of the Company have previously been registered with the Securities and Exchange Commission. The Company's shares have never been listed on the National Association of Securities Dealers Electronic Bulletin Board. When the Company's Form 10 becomes effective and is comment free, the Company will attempt to be listed on the Electronic Bulletin Board or other listing medium. The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended and the NASD. It is anticipated that a listing on the OTC Electronic Bulletin Board will permit price quotations for the Company's shares to be published by such service and any trades that may occur. Prior to the date hereof the Company's shares have not traded. If and when the Company's shares are listed the share prices may be volatile and subject to broad price movements.

  Further, the Company's shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 ("Exchange Act"), commonly referred to as the "Penny Stock" rule. Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

  Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

  For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser's written consent for the transaction. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery of a risk disclosure document relating to the penny stock market prior to the first transaction. A broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. These rules may restrict the ability of broker- dealers to trade and/or maintain the Company's common stock and may affect the ability of shareholders to sell their shares.

  As of December 31, 2000, there were approximately 360 holders of record of the Company's common stock.

  In the future persons who may be deemed affiliates of the Company (as the term "affiliate"is defined in the Act) may be eligible to sell their shares pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933. Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale. Any shares sold pursuant to Rule 144 may adversely affect the market price of the Company's common stock. Sales under Rule 144 may adversely affect the market price for the shares of the Company's common stock in any market that may exist.

Dividend Policy

  The Company has not declared nor paid cash dividends nor made distributions in the past. The Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The company currently intends to retain and invest any future earning to finance operations.

Item 2. Legal Proceedings

  There are no legal proceedings pending against the Company.

Item 3. Changes in and disagreements with Accountants

  There have been no changes in or disagreements with accountants.

Item 4. Recent Sales of Unregistered Securities

  There have been no recent sales of unregistered securities.

Item 5. Indemnification of Directors and Officers

  As permitted under the statutes of the State of Utah and the Company under certain circumstances may indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative unless it is determined that such director or officer was liable for negligence or misconduct in the performance of his duty.

Transfer Agent

  The Company's Transfer Agent is Western States Transfer, 4625 South 2300 East, Salt Lake City, Utah 84117, telephone number 801-272-1547.

PART F/S

  The Company's financial statements for the fiscal years ended June 30, 2000, and 1999 have been examined by HJ & Associates, LLC.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                       December 31, 2000 and June 30, 2000

                                 C O N T E N T S

Independent Auditors' Report............................................... F-3

Balance Sheets............................................................. F-4

Statements of Operations................................................... F-5

Statements of Stockholders' Equity (Deficit)............................... F-6

Statements of Cash Flows................................................... F-9

Notes to the Financial Statements......................................... F-11

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Lance Systems, Inc.
(A Development Stage Company)
Salt Lake City, Utah

We have audited the accompanying balance sheet of Lance Systems, Inc. (a development stage company) as of June 30, 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 2000 and 1999 and from inception on July 9, 1982 through June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lance Systems, Inc. (a development stage company) as of June 30, 2000 and the results of its operations and its cash flows for the years ended June 30, 2000 and 1999 and from inception on July 9, 1982 through June 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date. Unless the Company is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

By: /s/ HJ & Associates, LLC
----------------------------
        HJ & Associates, LLC
        Salt Lake City, Utah
        February 8, 2001

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS
                                     ------

                                                       December 31,   June 30,
                                                          2000          2000
                                                        ---------    ---------
                                                       (Unaudited)
CURRENT ASSETS

  Cash                                                  $    --      $    --
                                                        ---------    ---------

     Total Current Assets                                    --           --
                                                        ---------    ---------

     TOTAL ASSETS                                       $    --      $    --
                                                        =========    =========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

CURRENT LIABILITIES

  Accounts payable                                      $   1,082    $   1,624
  Taxes payable                                              --          2,548
  Due to related party (Note 4)                             3,772         --
                                                        ---------    ---------

     Total Current Liabilities                              4,854        4,172
                                                        ---------    ---------

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock class A: 100,000,000 shares authorized
   of $0.001 par value, 36,898,333 shares issued
   and outstanding                                         36,898       36,898
  Common stock class B: 40,000,000 shares authorized
   of $0.001 par value, 0 shares issued
   and outstanding                                           --           --
  Additional paid-in capital                              237,307      237,307
  Deficit accumulated during the development stage       (279,059)    (278,377)
                                                        ---------    ---------

     Total Stockholders' Equity (Deficit)                  (4,854)      (4,172)
                                                        ---------    ---------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                  $    --      $    --
                                                        =========    =========


   The accompanying notes are an integral part of these financial statements.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                                                                   From
                                     For the                                   Inception on
                                    Six Months            For the                 July 9,
                                      Ended             Years Ended            1982 Through
                                   December 31,           June 30,             December 31,
                                       2000          2000          1999            2000
                                   -----------   -----------   ------------    ------------
                                   (Unaudited)                                  (Unaudited)
REVENUES                           $      --     $      --     $       --      $       --
                                   -----------   -----------   ------------    ------------

EXPENSES                                   682         1,369            249           3,065
                                   -----------   -----------   ------------    ------------

LOSS FROM OPERATIONS                      (682)       (1,369)          (249)         (3,065)
                                   -----------   -----------   ------------    ------------

OTHER INCOME

  Gain on settlement of debt              --            --             --             5,317
                                   -----------   -----------   ------------    ------------

     Total Other Income                   --            --             --             5,317
                                   -----------   -----------   ------------    ------------

LOSS FROM DISCONTINUED
 OPERATIONS                               --            --             --          (281,311)
                                   -----------   -----------   ------------    ------------

NET LOSS                           $      (682)  $    (1,369)  $       (249)   $   (279,059)
                                   ===========   ===========   ============    ============

NET LOSS PER  SHARE OF
 COMMON STOCK                      $     (0.00)  $     (0.00)  $      (0.00)
                                   ===========   ===========   ============

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING              36,898,333    36,888,333     36,898,333
                                   ===========   ===========   ============


   The accompanying notes are an integral part of these financial statements.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)

                                                                           Deficit
                                                                         Accumulated
                                                            Additional   During the
                                        Common Stock         Paid-in     Development
                                     Shares      Amount      Capital        Stage
                                  ----------   ----------   ----------   ----------
Inception, July 9, 1982                 --     $     --     $     --     $     --

Common stock issued for
 services provided at
 $0.0156 per share                11,325,000       11,325      165,663         --

Net loss from inception on
  July 9, 1982 through
  June 30, 1984                         --           --           --        (28,383)
                                  ----------   ----------   ----------   ----------

Balance, June 30, 1984            11,325,000       11,325      165,663      (28,383)

Common stock issued to
 officers for services provided
 at $0.005 per share               1,675,000        1,675        6,700         --

Net loss for the year ended
 June 30, 1985                          --           --           --        (32,592)
                                  ----------   ----------   ----------   ----------

Balance, June 30, 1985            13,000,000       13,000      172,363      (60,975)

Net loss for the year ended
 June 30, 1986                          --           --           --        (32,318)
                                  ----------   ----------   ----------   ----------

Balance, June 30, 1986            13,000,000       13,000      172,363      (93,293)

Common stock issued to
 officers for services provided
 at $0.0037 per share              5,398,333        5,398       14,364         --

Common stock issued to
 shareholders of Lance, Inc.
 pursuant to merger               18,500,000       18,500         --           --

Net loss for the year ended
 June 30, 1987                          --           --           --        (43,016)
                                  ----------   ----------   ----------   ----------

Balance, June 30, 1987            36,898,333   $   36,898   $  186,727   $ (136,309)
                                  ----------   ----------   ----------   ----------


   The accompanying notes are an integral part of these financial statements.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
            Statements of Stockholders' Equity (Deficit) (Continued)

                                                                       Deficit
                                                                     Accumulated
                                                        Additional   During the
                                    Common Stock          Paid-in    Development
                                Shares       Amount       Capital       Stage
                              ----------   ----------   ----------   ----------
Balance, June 30, 1987        36,898,333   $   36,898   $  186,727   $ (136,309)

Net loss for the year ended
  June 30, 1988                     --           --           --        (19,859)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1988        36,898,333       36,898      186,727     (156,168)

Contribution of capital             --           --         50,580         --

Net loss for the year ended
 June 30, 1989                      --           --           --       (118,237)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1989        36,898,333       36,898      237,307     (274,405)

Net loss for the year ended
  June 30, 1990                     --           --           --         (5,417)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1990        36,898,333       36,898      237,307     (279,822)

Net loss for the year ended
  June 30, 1991                     --           --           --           (100)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1991        36,898,333       36,898      237,307     (279,922)

Net loss for the year ended
  June 30, 1992                     --           --           --           (100)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1992        36,898,333       36,898      237,307     (280,022)

Net loss for the year ended
  June 30, 1993                     --           --           --           (100)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1993        36,898,333       36,898      237,307     (280,122)

Net loss for the year ended
  June 30, 1994                     --           --           --           (100)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1994        36,898,333   $   36,898   $  237,307   $ (280,222)
                              ----------   ----------   ----------   ----------


   The accompanying notes are an integral part of these financial statements.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
            Statements of Stockholders' Equity (Deficit) (Continued)

                                                                       Deficit
                                                                     Accumulated
                                                        Additional   During the
                                    Common Stock          Paid-in    Development
                                Shares       Amount       Capital       Stage
                              ----------   ----------   ----------   ----------
Balance, June 30, 1994        36,898,333   $   36,898   $  237,307   $ (280,222)

Net loss for the year ended
  June 30, 1995                     --           --           --         (1,089)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1995        36,898,333       36,898      237,307     (281,311)

Net gain for the year ended
 June 30, 1996                      --           --           --          5,054
                              ----------   ----------   ----------   ----------

Balance, June 30, 1996        36,898,333       36,898      237,307     (276,257)

Net loss for the year ended
 June 30, 1997                      --           --           --           (255)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1997        36,898,333       36,898      237,307     (276,512)

Net loss for the year ended
 June 30, 1998                      --           --           --           (247)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1998        36,898,333       36,898      237,307     (276,759)

Net loss for the year ended
 June 30, 1999                      --           --           --           (249)
                              ----------   ----------   ----------   ----------

Balance, June 30, 1999        36,898,333       36,898      237,307     (277,008)

Net loss for the year ended
 June 30, 2000                      --           --           --         (1,369)
                              ----------   ----------   ----------   ----------

Balance, June 30, 2000        36,898,333       36,898      237,307     (278,377)

Net loss for the six months
 ended June 30, 2000
 (unaudited)                        --           --           --           (682)
                              ----------   ----------   ----------   ----------

Balance,
 December 31, 2000
 (unaudited)                  36,898,333   $   36,898   $  237,307   $ (279,059)
                              ==========   ==========   ==========   ==========


   The accompanying notes are an integral part of these financial statements.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                 From
                                         For the                              Inception on
                                       Six Months          For the              July 9,
                                         Ended           Years Ended          1982 Through
                                       December 31,        June 30,           December 31,
                                          2000         2000         1999         2000
                                        ---------    ---------    ---------    ---------
                                       (Unaudited)                            (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES

   Net loss                             $    (682)   $  (1,369)   $    (249)   $(279,059)

   Adjustments to reconcile net loss
    to net cash (used) by operating
    activities:
     Common stock issued for services
      provided                               --           --           --        205,125
     Contribution of capital                 --           --           --         69,080
     Gain on settlement of debt              --           --           --         (5,317)
   Changes in operating assets and
    liabilities:
     Increase (decrease) in accounts
      payable                                (542)       1,224          249        1,082
     Increase (decrease) in taxes
      payable                              (2,548)         145         --           --
     Increase (decrease) in judgment
      payable                                --           --           --          5,317
     Increase in due to related party       3,772         --           --          3,772
                                        ---------    ---------    ---------    ---------

       Net Cash Provided (Used) by
        Operating Activities                 --           --           --           --
                                        ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING
 ACTIVITIES                                  --           --           --           --
                                        ---------    ---------    ---------    ---------

CASH FLOWS FROM FINANCING
 ACTIVITIES                                  --           --           --           --
                                        ---------    ---------    ---------    ---------

INCREASE IN CASH AND CASH
 EQUIVALENTS                                 --           --           --           --

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                      --           --           --           --
                                        ---------    ---------    ---------    ---------

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                       $    --      $    --      $    --      $    --
                                        =========    =========    =========    =========


   The accompanying notes are an integral part of these financial statements.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
                      Statements of Cash Flows (Continued)

                                                                        From
                                 For the                             Inception on
                               Six Months           For the            July 9,
                                  Ended           Years Ended        1982 Through
                               December 31,         June 30,         December 31,
                                  2000        2000          1999        2000
                                --------   ----------    ---------    --------
                               Unaudited)                            (Unaudited)
CASH PAID FOR:

   Taxes                        $  2,548   $      --     $     --     $  2,548

NON-CASH FINANCING ACTIVITIES

   Common stock issued for
    services provided           $   --     $      --     $     --     $205,125


   The accompanying notes are an integral part of these financial statements.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       December 31, 2000 and June 30, 2000


NOTE 1 -      ORGANIZATION AND HISTORY

              a. Organization

              The financial statements presented are those of Lance Systems, Inc. (the Company). The Company was incorporated under the laws of the State of Utah on July 9, 1982 as Strategic Recovery Corporation. On February 16, 1987, the Company merged with Lance, Inc., (a Utah Corporation), and changed its name to Lance Systems, Inc. The Company was organized for the purpose of acquiring investments.  However,  subsequent  to  the  merger,  the  Company changed its purpose from acquiring investments to creating, developing and selling micro computer software. The Company has ceased operations and is presently seeking new business opportunities believed to hold a potential for profit. The Company is considered a development stage company as defined in SFAS No. 7.

              b. Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

              c. Cash and Cash Equivalents

              Cash equivalents  include  short-term,  highly liquid  investments
              with   maturities   of  three  months  or  less  at  the  time  of
              acquisition.

              d. Basic Loss Per Share

              The computation of basic income loss per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the financial statements as follows:

                                                                                         June 30,
                                                                         ---------------------------------------
                                                                              2000                  1999
                                                                         -----------------     -----------------

              Numerator - income (loss)                                  $          (1,369)    $            (249)
              Denominator - weighted average number of
                shares outstanding                                              36,898,333            36,898,333
                                                                         -----------------     -----------------

              Loss per share                                             $           (0.00)    $           (0.00)
                                                                         =================     =================

              e.  Provision for Taxes

              At June 30, 2000, the Company had net operating loss carryforwards of approximately $250,000 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements as the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       December 31, 2000 and June 30, 2000


NOTE 1 -      ORGANIZATION AND HISTORY (Continued)

              e. Provision for Taxes (Continued)

              The income tax benefit differs from the amount computed at federal statutory rates of approximately 38% as follows:

                                                                                      For the Years Ended
                                                                                           June 30,
                                                                            --------------------------------------
                                                                                    2000              1999
                                                                            ------------------  ------------------

              Income tax benefit at statutory rate                          $              520  $               95
              Change in valuation allowance                                               (520)                (95)
                                                                            ------------------  ------------------

                                                                            $           -       $           -
                                                                            ==================  ==================

              Deferred tax assets (liabilities) are comprised of the following:

                                                                                      For the Years Ended
                                                                                           June 30,
                                                                            --------------------------------------
                                                                                    2000              1999
                                                                            ------------------  ------------------

              Income tax benefit at statutory rate                          $           95,000  $          103,000
              Change in valuation allowance                                            (95,000)           (103,000)
                                                                            ------------------  ------------------

                                                                            $           -       $           -
                                                                            ==================  ==================

              Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

              f. Additional Accounting Policies

              Additional accounting policies will be adopted at such time as the Company commences planned principal operations.

              g. Unaudited  Financial Statements

              The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

                               LANCE SYSTEMS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       December 31, 2000 and June 30, 2000


NOTE 2 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. Its ability to continue as a going concern is dependent upon raising sufficient working capital. It is the intent of the Company to be acquired by an existing, operating company. Until an anticipated merger occurs, shareholders of the Company have committed to meeting the Company's operating expenses.

NOTE 3 -      JUDGMENT PAYABLE

              On February 27, 1990, a judgment was entered against the Company for non-payment of accounting services provided to the Company. The amount of the judgment was $5,317 and was accrued on the books of the Company accordingly. The abovementioned debt was forgiven as of June 30, 1996 and has been recorded as a gain on settlement of debt.

NOTE 4 -      RELATED PARTY TRANSACTIONS

              The Company's president has paid out-of-pocket expenses through December 31, 2000 and June 30, 2000 totaling $3,772 and $-0-, respectively. The amount is unsecured, non-interest bearing and is due on demand.

EXHIBITS

No.     Description
3(i)    Articles of Incorporation
 (ii)   Amendment to Articles of Incorporation
 (iii)  Articles of Merger
 (iv)   Bylaws


Signatures

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            LANCE SYSTEMS, INC.

                            Date: March 7, 2001


                            By /s/ Wallace Boyack
                            ---------------------
                                   Wallace Boyack, President and
                                   Chief Financial Officer


                                       16